TRANSGLOBE ENERGY CORPORATION

EXERCISE OF STOCK OPTIONS AND ISSUE OF EQUITY

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, April 1, 2019 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces that pursuant to an exercise notice it has received, it has issued and allotted 286,702 New Common Shares of no-par value (“New Common Shares”) under the Company’s Stock Option Plan. Application has been made for 286,702 New Common Shares, which will rank pari passu with the existing Common Shares, to be admitted to trading on AIM (“Admission”). Admission is expected to occur on April 4, 2019.

Following Admission, the total number of voting rights in the Company will be 72,542,071 Common Shares. This number may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact: Investor Relations Telephone: +1 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+44 (0) 207 448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+44 (0) 203 727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan